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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 7 2004 WASH, D.C. 161

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C. FEB 2 7 2004

SEC FILE NUMBER
8-44695

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule ~~17a-5 Thereunder~~

REPORT FOR THE PERIOD BEGINNING **01/01/2003** (MM/DD/YY) AND ENDING **12/31/2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INVEX, Inc.** ~~and Subsidiary~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

1601 Elm Street, Suite 4224
(No. and street)

Dallas	**Texas**	**75201**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerardo Reyes Retana **214-979-0333**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

2200 Ross Avenue, Suite 1600	**Dallas**	**Texas**	**75201**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerardo Reyes Retana, swear that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to the firm of INVEX, Inc. (the "Company"), for the period from January 1, 2003 to December 31, 2003, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

MARISOL PINA
MY COMMISSION EXPIRES
February 28, 2004

This report contains (check all applicable boxes);

- ☒ (a) Facing page
- ☒ (b) Consolidated Statements of Financial Condition
- ☒ (c) Consolidated Statements of Operations
- ☒ (d) Consolidated Statements of Cash Flows
- ☒ (e) Consolidated Statements of Shareholder's Equity
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors (not applicable)
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3 (not applicable)
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3 (not applicable)
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 (not applicable)
- ☒ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☒ (l) An oath or affirmation
- ☐ (m) A copy of the SIPC supplemental report (not applicable)
- ☐ (n) A report describing the material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable)
- ☒ (o) Independent auditors' report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5 (not applicable)

INVEX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
CASH AND CASH EQUIVALENTS	$ 17,748	$ 41,570
DEPOSITS WITH CLEARING BROKER	170,362	193,764
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	47,046,487	16,591,456
SECURITIES OWNED—At market value	8,657,582	6,255,910
RECEIVABLES FROM OTHER BROKERS AND DEALERS	237,007	190,190
RECEIVABLE FROM CLEARING BROKER	345,590	149,806
DEFERRED TAX ASSET—Net	143,077	899,438
INTEREST AND ACCOUNTS RECEIVABLE	33,446	22,847
FURNITURE AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION OF $229,747 AND $193,482 IN 2003 AND 2002, RESPECTIVELY	124,736	107,396
OTHER ASSETS	130,756	27,932
TOTAL	$56,906,791	$24,480,309

LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Payables to customers	$47,004,462	$16,525,384
Other liabilities	296,865	496,986
Total liabilities	47,301,327	17,022,370
SHAREHOLDER'S EQUITY:		
Common stock, $1 par value—1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	9,999,000	9,999,000
Accumulated deficit	(394,536)	(2,542,061)
Total shareholder's equity	9,605,464	7,457,939
TOTAL	$56,906,791	$24,480,309

See notes to consolidated financial statements.

Deloitte & Touche LLP
JPMorgan Chase Tower, Ste 1600
2200 Ross Avenue
Dallas, Texas 75201-6778

Tel: (214) 840-7000
www.deloitte.com

Deloitte & Touche

February 9, 2004

INVEX, Inc.
1601 Elm Street, Suite 4224
Dallas, Texas 75201

In planning and performing our audit of the consolidated financial statements of INVEX, Inc., a Delaware corporation wholly owned by INVEX, Casa de Bolsa, S.A. de C.V. and subsidiary (the "Company") for the year ended December 31, 2003 (on which we issued a report dated February 9, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP